EVERGREEN LIQUIDITY PLAN: TENDER OFFER
                                       Q&A

BACKGROUND:

As described in the Evergreen Utilities and High Income Fund prospectus dated April 27, 2004, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. This tender offer is limited to 5% of the Fund's outstanding shares. The plan allows shareholders to tender fund shares at their full net asset value (NAV) through this tender offer process. Shareholders who tender shares in the tender offer must tender at least 20% of their shares. The tender offer is subject to proration if the offer is oversubscribed.

The provision is designed to give shareholders an alternative to selling fund shares at only the market price, which may be lower than the NAV.

The tender offer:

o     Will take place for 8 consecutive quarters following the Fund's IPO
o     Is subject to approval by the Fund's Board of Trustees
o Requires that the discount (market price relative to Fund NAV) exceed 5% for 15 of 20 days in the test period

It is important to note that the NAV that will be paid to shareholders who tender shares will be the NAV on the day following the close of the tender offer period. The tender offer for this quarter is expected to close on April 24, 2006. This means that the NAV paid to tender offer participants will be the NAV as of the close of business on April 25, 2006. As a result, there can be no assurance of the NAV the shareholder will receive.

The Fund has completed five tender offers. The sixth testing period was recently completed, with results indicating that the fund's common shares traded at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days. Evergreen recommends that the fund's Board of Trustees approve a sixth tender offer. The Board of Trustees is expected to vote on the recommendation at a meeting on March 16, 2006. Please refer to the details below in addressing questions with clients.

Relevant Information for the First Tender Offer:
------------------------------------------------
Discount Test Period: October 29 - November 26, 2004
Offer Period Commencement: December 20, 2004
Repurchase Deadline: 5:00 p.m., January 24, 2005
Date the NAV was calculated: End of day January 25, 2005
NAV: $22.08
Total Shares Tendered: 3,799,973
Shares for Payment: 575,250
Date of Payment: January 27, 2005

Relevant Information for the Second Tender Offer:
------------------------------------------------
Discount Test Period: February 1 - March 1, 2005
Offer Period Commencement: March 22, 2005
Repurchase Deadline: 5:00 p.m., April 20, 2005
Date the NAV was calculated: End of day April 21, 2005
NAV: $22.62
Total Shares Tendered: 4,229,200
Shares for Payment: 546,487
Date of Payment: April 25, 2005

Relevant Information for the Third Tender Offer:
------------------------------------------------
Discount Test Period: April 29 - May 19
Offer Period Commencement: June 20, 2005
Repurchase Deadline: 5:00 pm, July 22, 2005
Date the NAV was calculated: End of day July 25, 2005
NAV: $24.71
Total Shares Tendered: 4,412,485
Shares for Payment: 519,163
Date of Payment: July 27, 2005

Relevant Information for the Fourth Tender Offer:
------------------------------------------------
Discount Test Period: August 1 - August 19, 2005
Offer Period Commencement: September 26, 2005
Repurchase Deadline: 5:00 pm, October 27, 2005
Date the NAV was calculated: End of day October 28, 2005
NAV: $23.90
Total Shares Tendered: 4,294,910
Shares for Payment: 493,205
Date of Payment: November 1, 2005

Relevant Information for the Fifth Tender Offer:
------------------------------------------------
Discount Test Period: October 31 - November 18, 2005
Offer Period Commencement: On or about December 19, 2005
Repurchase Deadline: 5:00 pm, January 20, 2006
Date the NAV will be calculated: End of day January 23, 2006
NAV: $22.59
Total Shares Tendered: 3,683,582
Shares for Payment: 468,544
Date of Payment: January 25, 2006

Relevant Information for the Current (Sixth) Tender Offer
---------------------------------------------------------
Discount Test Period: February 1 - February 22, 2006
Offer Period Commencement: On or about March 22, 2006
Repurchase Deadline: 5:00 pm, April 24, 2006
Date the NAV will be calculated: End of day April 25, 2006
NAV: TBD
Total Shares Tendered: TBD
Shares for Payment: TBD
Date of Payment: TBD (likely April 27, 2006)

Press Release

Evergreen Investments issued a press release on February 23, 2006 announcing that it would propose to the Board of Trustees of Evergreen Utilities and High Income Fund (AMEX:ERH) that the fund make a tender offer to repurchase up to 5 percent of the fund's outstanding shares at net asset value.

Board of Trustees Approval

The Board of Trustees of the Fund is expected to vote to approve the tender offer on March 16, 2006.

NAV Paid as of

The NAV that will be paid to shareholders who properly tender shares will be the NAV on the day following the close of the tender offer period. In this case, the tender offer period is expected to close at 5:00 p.m. on Monday, April 24, 2006. This means that that NAV paid to tender offer participants will be the NAV as of the close of the New York Stock Exchange on Tuesday, April 25, 2006.

Discount Test Requirements

The discount must exceed 5% for at least 15 of the 20 days of the test period based on average volume-weighted daily price.

Who Qualifies

All Fund shareholders, with the exception of Evergreen employees, qualify for the tender offer. Because there is no record date for a tender offer, any shareholder can tender shares back to the Fund until the close of the tender offer period.

Shareholder Communication

Notification of the tender offer will be mailed to shareholders and Broker/Dealers following commencement of the tender offer period on or about March 22, 2006. The Broker/Dealers are then responsible for mailing the materials to individual shareholders. We anticipate that shareholders will have at least 20 days to return their materials to their brokerage firm.

10% Limitation

Evergreen had requested from the SEC the ability to limit the amount any one shareholder could receive in a tender offer process to 10% of the amount purchased by the fund in the tender offer. The SEC did not grant this request.

Tax Treatment of the Tender

A fund's redemption of a shareholder's shares is generally treated as a sale and given capital gain or loss treatment. However, when multiple shareholders are tendering shares for redemption there is a risk that the total share price of an individual's redemption could be treated for tax purposes as a dividend, if that shareholder's percentage interest in the fund does not go down in connection with the redemption. To avoid dividend treatment, the redeeming shareholder's percentage interest in the fund must go down.

To increase the likelihood that each tendering shareholder's percentage interest in the fund will decrease in connection with the redemption, Evergreen required each shareholder who elected to participate in the tender offer to tender at least 20% of such shareholder's shares of the fund. All redemptions will be reported as sales for year-end tax reporting purposes.

Minimum Tender Amounts

Shareholders who tender shares in the tender offer must tender a minimum of 20% of their shares of the fund.

Odd Lot Provision

In the first two tender offers under the fund's Enhanced Liquidity Plan, the fund purchased all shares tendered by shareholders who owned fewer than 100 shares and tendered them all in the tender offer, even if more than 5% of the fund's shares were tendered in the tender offer. The number of shares tendered by other shareholders was reduced pro rata based on the number of shares tendered by each shareholder, so that the fund purchased an aggregate of 5% of the fund's shares. The "odd lot" feature did not apply to the third, fourth, or fifth tender offer and will not apply to this tender offer. As a result, shares tendered by shareholders who own and tender fewer than 100 shares will be subject to proration if this tender offer is oversubscribed.

Commissions & Fees

Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender, but may have to pay transaction costs in accordance with the policies of their brokerage firms.

Over Subscription

The tender offer is limited to 5% of the Fund's outstanding shares. Should requests exceed 5% of Fund shares, shareholder requests will be fulfilled on a pro rata basis, meaning that each shareholder will receive the same percentage amount of their request. Computershare Shareholder Services, Inc. (formerly known as EquiServe) will conduct the proration calculation.

What were the proration percentages for ERH's previous tender offers?

Per the press release issued at close of business on January 27, 2005, the proration percentage was 11.163% for the first tender offer. Per the press release issued at close of business on April 22, 2005, the proration percentage was 7.492% for the second tender offer. Per the press release issued at the close of business on July 26, 2005, the proration percentage was 11.766% for the third tender offer. Per the press release issued at the close of business on October 31, 2005, the proration percentage was 11.484% for the fourth tender offer. Per the press release issued at the close of business January 24, 2006, the proration percentage was 12.720% for the fifth tender offer.

What did this actually mean to the shareholder?

Using the first tender offer, here's an example based on the estimated proration percentage:

o     If a shareholder tendered 1000 shares, the following happened:
o     111 of their shares were repurchased.
o The shareholders received proceeds for 111 shares multiplied by the NAV cut at the close of business on January 25, 2005 in their brokerage account.
o     They had 889 shares returned to their brokerage account.

What happened if a shareholder tendered fewer than 100 shares in the first two tender offers?

In the first two tender offers, any shareholder who owned and tendered fewer than 100 shares ("odd lots") was not subject to the proration if a tender offer was oversubscribed. The full number of shares tendered was cashed out. That feature did not apply to the third, fourth or fifth tender offer and will not apply to this tender offer.

Why did Evergreen Investments propose to the board not to include the odd lot provision included in the first two tender offers in subsequent tender offers?

Based on our experience with the first two tender offers, we were concerned that the odd lot provision was not serving its primary purpose, which was to give long-term shareholders in the fund who own a small number of shares an opportunity to close out their investment at net asset value.

Can the estimated number of shares and proration in the press release containing the preliminary results change?

Yes. Under certain circumstances, shares can be presented for the tender by "Notice of Guaranteed Delivery" which must be received by the close of the tender offer. This means that the shares were not available to be tendered at the close of the tender offer, but that the brokerage firm guarantees that they will have the shares available to be sent to Computershare Shareholder Services, Inc. (formerly known as EquiServe) no later than 2 days after the execution of the "Notice of Guaranteed Delivery" which can be as late as two days after the close of the tender offer. If the brokerage firm can't produce the shares by that time, then this is not considered a "proper" tender and they are removed from the offer. This could change the proration percentage. The final results will be included in a press release containing definitive results.

When will the money be sent out and the shares not accepted in the tender be credited back to the brokerage accounts?

We anticipate that both the cash and shares not accepted will go out through DTC 5 business days following the close of the tender offer. The exact date will be contained in the Offer to Purchase.

What is Evergreen's position on the previous tender offers?

Evergreen believes that they were all successful tender offers. Evergreen does not have a position on whether shareholders should participate in any tender offer.

Additional Information

We will provide additional information about the structure of the tender offer as it becomes available and is approved for distribution.